Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

March 31, 2022

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

StoneCo Ltd

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd (the “Company”) as at March 31, 2022 which comprise the interim condensed consolidated statement of financial position as at March 31, 2022 and the related interim condensed consolidated statements of profit or loss, of other comprehensive income, changes in equity and cash flows for the three-month period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, June 02, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of March 31, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

	Notes	March 31, 2022	December 31, 2021 (Recasted)
Assets
Current assets
Cash and cash equivalents	4	4,169,611	4,495,645
Short-term investments	5	2,524,044	1,993,037
Financial assets from banking solution	20.5	2,498,780	2,346,474
Accounts receivable from card issuers	6	18,412,069	19,286,590
Trade accounts receivable	7	658,795	886,126
Recoverable taxes		202,674	214,837
Prepaid expenses		147,040	169,555
Derivative financial instruments	20	60,835	219,324
Other assets		242,708	332,864
		28,916,556	29,944,452
Non-current assets
Trade accounts receivable	7	43,800	59,595
Accounts receivable from card issuers	6	13,192	—
Receivables from related parties	13.2	4,872	4,720
Deferred tax assets	8.3	498,087	580,492
Prepaid expenses		167,898	214,092
Other assets		140,891	141,693
Long-term investments	5	915,480	1,238,476
Investment in associates		65,572	66,454
Property and equipment	9	1,641,830	1,569,520
Intangible assets	10	8,446,456	8,253,462
		11,938,078	12,128,504

Total assets		40,854,634	42,072,956

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of March 31, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

	Notes	March 31, 2022	December 31, 2021 (Recasted)
Liabilities and equity
Current liabilities
Deposits from banking customers	20.5	2,367,798	2,201,861
Accounts payable to clients	11	14,990,480	15,723,331
Trade accounts payable		353,584	372,547
Loans and financing	12	3,144,351	2,578,755
Obligations to FIDC quota holders	12	1,294,544	1,294,806
Labor and social security liabilities		353,614	273,347
Taxes payable		202,921	176,453
Derivative financial instruments	20	400,697	23,244
Other liabilities		173,167	145,501
		23,281,156	22,789,845
Non-current liabilities
Accounts payable to clients		6,919	3,171
Loans and financing	12	2,522,194	3,556,460
Obligations to FIDC quota holders	12	621,792	932,368
Deferred tax liabilities	8.3	486,015	628,526
Provision for contingencies	14	180,918	181,849
Labor and social security liabilities		22,219	32,749
Other liabilities		350,685	345,133
		4,190,742	5,680,256

Total liabilities		27,471,898	28,470,101

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	13,850,961	14,516,767
Treasury shares	15.3	(191,664)	(1,065,184)
Other comprehensive income		(173,587)	(35,792)
Retained earnings (accumulated losses)		(217,010)	96,214
Equity attributable to owners of the parent		13,268,776	13,512,081
Non-controlling interests		113,960	90,774
Total equity		13,382,736	13,602,855

Total liabilities and equity		40,854,634	42,072,956

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the three months ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2022	2021

Net revenue from transaction activities and other services	17	554,920	318,285
Net revenue from subscription services and equipment rental	17	432,151	139,949
Financial income	17	949,750	368,791
Other financial income	17	133,438	40,642
Total revenue and income		2,070,259	867,667

Cost of services		(674,368)	(239,670)
Administrative expenses		(238,249)	(117,607)
Selling expenses		(383,742)	(162,765)
Financial expenses, net		(708,247)	(92,496)
Mark-to-market on equity securities designated at FVPL		(322,996)	—
Other income (expenses), net		(31,827)	(41,516)
	18	(2,359,429)	(654,054)

Loss on investment in associates		(677)	(3,607)
Profit (loss) before income taxes		(289,847)	210,006

Current income tax and social contribution	8.1	(67,810)	(62,749)
Deferred income tax and social contribution	8.1	44,619	11,058
Net income (loss) for the period		(313,038)	158,315

Net income (loss) attributable to:
Owners of the parent		(313,224)	158,336
Non-controlling interests		186	(21)
		(313,038)	158,315
Earnings (loss) per share
Basic earnings (loss) per share for the period attributable to owners of the parent (in Brazilian Reais)	16	R$ (1.01)	R$ 0.51
Diluted earnings (loss) per share for the period attributable to owners of the parent (in Brazilian Reais)	16	R$ (1.01)	R$ 0.50

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Consolidated interim statement of other comprehensive income

For the three months ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2022	2021

Net income (loss) for the period		(313,038)	158,315
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(30,634)	(9,770)
Exchange differences on translation of foreign operations		(25,691)	563
Changes in the fair value of cash flow hedge - bond hedge	20.4	(88,572)	—
Unrealized loss on cash flow hedge - highly probable future imports		—	1,512
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Effects IAS 29 in hyperinflationary economies	7	875	—
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		—	231,943
Other comprehensive income (loss) for the period, net of tax		(144,022)	224,248

Total comprehensive income (loss) for the period, net of tax		(457,060)	382,563

Total comprehensive income (loss) attributable to:
Owners of the parent CI		(451,019)	382,320
Non-controlling interests		(6,041)	243
		(457,060)	382,563

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the three months ended March 31, 2022 and 2021

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Net income (loss) for the period		—	—	—	—	—	—	—	—	158,336	158,336	(21)	158,315
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	223,984	—	223,984	264	224,248
Total comprehensive income		—	—	—	—	—	—	—	223,984	158,336	382,320	243	382,563
Transaction costs		—	—	(650)	—	—	(650)	—	—	—	(650)	—	(650)
Share-based payments		—	—	—	—	22,134	22,134	—	—	—	22,134	14	22,148
Issuance of shares for purchased non-controlling interests		1	516,891	(208,481)	—	—	308,410	—	—	—	308,411	(77,911)	230,500
Repurchase of shares		—	—	—	—	—	—	(232,080)	—	—	(232,080)	—	(232,080)
Cash proceeds from noncontrolling interest		—	—	—	—	—	—	—	—	—	—	893	893
Others		—	—	—	—	—	—	—	—	—	—	(136)	(136)
Balance as of March 31, 2021		76	13,824,476	(295,614)	61,127	219,627	13,809,616	(308,440)	218,982	1,613,363	15,333,597	61,666	15,395,263

Balance as of December 31, 2021 (Recasted)		76	13,825,325	299,701	61,127	330,614	14,516,767	(1,065,184)	(35,792)	96,214	13,512,081	90,774	13,602,855
Net income (loss) for the period		—	—	—	—	—	—	—	—	(313,224)	(313,224)	186	(313,038)
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(137,795)	—	(137,795)	(6,227)	(144,022)
Total comprehensive income		—	—	—	—	—	—	—	(137,795)	(313,224)	(451,019)	(6,041)	(457,060)
Treasury shares - Delivered on business combination and sold (Note 15)		—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Share-based payments		—	—	—	—	37,850	37,850	—	—	—	37,850	8	37,858
Non-controlling interests arising on a business combination		—	—	—	—	—	—	—	—	—	—	30,033	30,033
Dividends paid		—	—	—	—	—	—	—	—	—	—	(807)	(807)
Others		—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of March 31, 2022		76	13,825,325	(403,955)	61,127	368,464	13,850,961	(191,664)	(173,587)	(217,010)	13,268,776	113,960	13,382,736

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2022	2021
Operating activities
Net income (loss) for the period		(313,038)	158,315
Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	9.2	184,862	84,442
Deferred income tax and social contribution	8.1	(44,619)	(11,058)
Loss on investment in associates		677	3,607
Interest, monetary and exchange variations, net		(108,419)	(269,657)
Provision for contingencies	14	(2,950)	1,650
Share-based payments expense		37,858	22,148
Allowance for expected credit losses		22, 410	8,376
Loss on disposal of property, equipment and intangible assets	21	(4,485)	10,309
Effect of applying hyperinflation		1,122	—
Fair value adjustment in financial instruments at FVPL		470,309	227,243
Fair value adjustment in derivatives		71,964	31,656
Working capital adjustments:
Accounts receivable from card issuers		1,257,175	978,069
Receivables from related parties		3,877	(1,745)
Recoverable taxes		(12,954)	(4,222)
Prepaid expenses		68,709	(241,042)
Trade accounts receivable, banking solutions and other assets		317,995	(331,998)
Accounts payable to clients		(1,659,156)	(1,115,799)
Taxes payable		93,377	64,901
Labor and social security liabilities		67,547	21,686
Provision for contingencies		(1,924)	(158)
Trade accounts payable and other liabilities		9,527	46,755
Interest paid		(108,806)	(46,471)
Interest income received, net of costs		488,755	318,789
Income tax paid		(44,646)	(44,957)
Net cash (used in) / provided by in operating activities		795,167	(89,161)

Investing activities
Purchases of property and equipment		(136,803)	(334,431)
Purchases and development of intangible assets		(105,045)	(42,108)
Acquisition of subsidiary, net of cash acquired		(41,855)	—
Proceeds from (acquisition of) short-term investments, net		(480,673)	—
Disposal of short- and long-term investments – equity securities		—	(213,744)
Proceeds from the disposal of non-current assets		20,376	95
Acquisition of interest in associates		(7,066)	(35,677)
Net cash used in investing activities		(751,066)	(625,865)

Financing activities
Proceeds from borrowings	12	1,499,993	1,109,000
Payment of borrowings		(1,569,772)	(360,000)
Payment to FIDC quota holders		(312,500)	(810,000)
Proceeds from FIDC quota holders		—	247,934
Payment of leases	12	(26,084)	(32,070)
Repurchase of own shares		—	(232,080)
Sale of own shares		53,406	—
Acquisition of non-controlling interests		(305)	(261)
Transaction with non-controlling interests		—	230,500
Dividends paid to non-controlling interests		(807)	—
Cash proceeds from non-controlling interest		—	893
Net cash provided by financing activities		(356,069)	153,916

Effect of foreign exchange on cash and cash equivalents		(14,066)	(22,406)
Change in cash and cash equivalents		(326,034)	(583,516)

Cash and cash equivalents at beginning of period	4	4,495,645	2,446,990
Cash and cash equivalents at end of period	4	4,169,611	1,863,474
Change in cash and cash equivalents		(326,034)	(583,516)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.

The Company is controlled by HR Holdings, LLC, which owns 45.1% of voting power, whose ultimates parents are an investment fund, the VCK Investment Fund Limited SAC A, and a trust duly organized, the Old Bridges Trust, each one owned by the co-founders of the Company. The individual Company’s shares are publicly traded on Nasdaq (STNE) and depositary receipts (BDRs) representing the Company´s shares are traded on the São Paulo exchange (B3 under the ticker STOC31).

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2022 and 2021 were approved by the Audit Committee on May 30, 2022.

1.1.	Recasted financial statements

On March 31, 2022, the purchase price allocation was concluded by the Group for SimplesVet and VHSYS acquisitions and reviewed for Linx acquisition (see details in Note 22.2). Adjustments were made in the statement of financial position lines and in the comparative statement of financial position as of December 31, 2021.

There were no impacts in the statement of profit or loss for the comparative period of three months ended March 31, 2021. The revised lines in the Statement of financial position are the follows:

	December 31, 2021 (as previously presented)	Adjustments	December 31, 2021 (Recasted)
Assets
Current assets
Recoverable taxes (a)	230,558	(15,721)	214,837
Total current assets	29,960,173	(15,721)	29,944,452
Non-current assets
Deferred tax assets (b)	431,755	148,737	580,492
Intangible assets (c)	8,370,313	(116,851)	8,253,462
Total non-current assets	12,096,618	31,886	12,128,504
Total assets	42,056,791	16,165	42,072,956

Liabilities and equity
Non-current liabilities
Deferred tax liabilities (b)	617,445	11,081	628,526
Other liabilities (d)	348,458	(3,325)	345,133
Total non-current liabilities	5,672,500	7,756	5,680,256
Total liabilities	28,462,345	7,756	28,470,101
Equity
Non-controlling interests (e)	82,365	8,409	90,774
Total equity	13,594,446	8,409	13,602,855
Total liabilities and equity	42,056,791	16,165	42,072,956

a)	The Group reviewed the recoverability by the Group of tax credits previously recognized by Linx.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

b)	The Group identified deferred tax liabilities over tax amortization of goodwill previously recognized by Linx due to past business combinations. These amounts were derecognized on the consolidated financial statements due to acquisition of Linx by the Group. A deferred tax asset related to the tax benefit over the remaining fiscal amortization of goodwill was recognized. Additionally, the deferred tax liabilities over identified intangible assets were reviewed.

c)	The adjustments refer mainly to the goodwill impacted by the items a) and b) described above. Minor impacts refer to reviewed assessment of customer relationship, software, and trademarks and patents identified in the business combinations with SimplesVet, VHSYS and Linx.

d)	The adjustments refer mainly to reviewed contingent consideration of SimplesVet.

e)	The adjustments refer to the non-controlling interests in SimplesVet and VHSYS over the adjustments described in the item c) above.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year (Note 22.1).

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Principal activities	March 31, 2022	December 31, 2021
Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
PDCA S.A. (“PDCA”)	Merchant acquiring	100.00	100.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A.	Financial assets register	100.00	100.00
MAV Participações S.A.	Technology services	100.00	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Equals S.A. (“Equals”)	Technology services	100.00	100.00
Questor Sistemas S.A (“Questor”)	Technology services	50.00	50.00
Sponte Informática S.A (“Sponte”)	Technology services	90.00	90.00
SimplesVet Tecnologia S.A. (“SimplesVet”) (Note 22.2)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 22.2)	Technology services	50.00	50.00
Trampolin Pagamentos S.A. (“Trampolin”)	Technology services	100.00	100.00
Linx S.A. (“Linx”) (Note 22.2)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda.	Technology services	100.00	100.00
Linx Telecomunicações Ltda.	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	98.00	98.00
Napse Uruguay SAS (“Napse Group”)	Technology services	99.00	—
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	99.00	99.00
Synthesis IT Peru S.A.C. (“Napse Group”)	Technology services	99.00	99.00

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Synthesis Holding LLC. (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	99.00	99.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	99.00	99.00
Mercadapp Soluções em Software Ltda (a)	Technology services	—	100.00
Hiper Software S.A.	Technology services	100.00	100.00
Reclame Aqui LLC (Note 22.1)	Technology services	50.00	—
Óbvio Brasil (“Reclame Aqui Group”) (Note 22.1)	Technology services	49.87	—
O mediador (“Reclame Aqui Group”) (Note 22.1)	Technology services	49.87	—
Reclame Aqui Marcas (“Reclame Aqui Group”) (Note 22.1)	Technology services	49.87	—
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Credit bureau services	53.05	53.05
Creditinfo ECCU Ltd (“Creditinfo Caribbean”)	Credit bureau services	53.05	—
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora em Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd.	Service provider	100.00	100.00
Stone Logística Ltda.	Logistic services	100.00	100.00
Collact Serviços Digitais Ltda. (“Collact”) (b)	Customer relationship management	—	100.00
Stone Franchising Ltda.	Franchising management	100.00	100.00
Cappta S.A. (“Cappta”)	Electronic fund transfer	58.48	58.48
Ametista Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Esmeralda Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Diamante Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Safira Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
TAPSO FIDC (“FIDC TAPSO”)	Investment fund	100.00	100.00
TAPSO II FIDC (“FIDC TAPSO II”)	Investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Investment fund	100.00	100.00
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”)	Investment fund	100.00	100.00
MPB Capital LLC	Investment company	100.00	100.00
DLP Capital LLC	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd. (Note 22.1)	Holding company	50.00	—
STNE Participações S.A.	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A.	Holding company	100.00	100.00
VittaPar LLC. (“Vitta Group”)	Holding company	100.00	100.00
StoneCo CI Ltd	Holding company	53.05	53.05

(a)	Mercadapp was merged into Linx Sistemas on January 1, 2022.

(b)	Collact was merged into Stone Pagamentos on January 1, 2022.

The Group holds options (call options) to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 31,925 were recorded in the consolidated statement of financial position as of March 31, 2022 as an asset under Derivative financial instruments (2021 – R$ 9,044).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

2.2.	Associates

		% of Groups's equity interest
Entity name	Principal activities	March 31, 2022	December 31, 2021
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S/A (“Neostore”)	Technology services	40.02	—
APP Sistemas S.A. (“APP”)	Technology services	20.00	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50

The Group holds options to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and no amounts in March 31, 2022 and December 31, 2021 were recorded in the consolidated statement of financial position as an asset under Derivative financial instruments.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Basis of preparation and changes to the Group’s accounting policies and estimates

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year, except for the policies related to segment information as described in Note 3.2 as follows.

3.2.	Segment information

The information by segment is prepared and disclosed based on internal reports made available to Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), who are considered the chief operating decision-maker (“CODM”) of the Group. Since the first quarter of 2022, in line with the strategy and organizational structure, the Group presents two reportable segments, namely “Financial Services”, “Software”, and presents other activities as “Non allocated activities”. For further details, see Note 23.

3.3.	Estimates

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of matter differences between the estimative and effectives results in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2021, with no changes.

4.	Cash and cash equivalents

	March 31, 2022	December 31, 2021

Denominated in R$	4,141,841	4,431,019
Denominated in US$	27,752	64,593
Denominated in other foreign currencies	18	33
	4,169,611	4,495,645

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 03/31/2022
Bonds (a)	526,025	1,995,524	—	—	2,521,549
Equity securities (b)	—	—	892,795	22,685	915,480
Investment funds (c)	—	2,495	—	—	2,495
	526,025	1,998,019	892,795	22,685	3,439,524

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2021
Bonds (a)	645,826	1,336,344	—	—	1,982,170
Equity securities (b)	—	—	1,215,791	22,685	1,238,476
Investment funds (c)	—	10,867	—	—	10,867
	645,826	1,347,211	1,215,791	22,685	3,231,513

(a)	Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$ 264,549, R$ 1,995,524 and R$ 261,476 (2021 – R$ 344,032, R$ 1,336,344 and R$ 301,794) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of March 31, 2022, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais using Non Deliverable Forwards (NDFs).

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of March 31, 2022 was determined based on recent negotiations of the securities.

•	Assets at FVPL:

Comprised by Banco Inter´s shares, acquired on June, 2021. The change in fair value of equity securities at FVPL for the three months period ended March 31, 2022 was a loss of R$ 322,996.

•	Assets as FVOCI:

On March 31, 2022, comprised mainly of ordinary shares in entities that are not traded in an active market

There are no changes in fair value of equity securities at FVOCI for the three months period ended March 31, 2022 (December 31, 2021 – R$ 216,446), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term and long term investments are denominated in Brazilian reais and U.S. dollars.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	March 31, 2022	December 31, 2021

Accounts receivable from card issuers (a)	17,978,380	18,865,658
Accounts receivable from other acquirers (b)	461,022	436,035
Allowance for expected credit losses	(14,141)	(15,103)
	18,425,261	19,286,590

Current	18,412,069	19,286,590
Non-current	13,192	—

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

As of March 31, 2022, R$ 2,163,717 of the total Accounts receivable from card issuers are held by FIDC AR III (December 31, 2021 — R$ 2,363,476). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. Accounts receivable from card issuers in the amount of R$ 451,618 (December 31, 2021 – R$ 451,618) guarantee the liability with debentures.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

7.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to loans designated at fair value through profit or loss (“FVPL”), equipment rental and other services.

	March 31, 2022	December 31, 2021

Loans designated at FVPL (a)	267,744	511,240
Accounts receivable from subscription services	252,691	232,109
Accounts receivable from equipment rental	166,296	159,771
Allowance for expected credit losses	(93,503)	(80,418)
Chargeback	38,731	26,783
Others	70,636	96,236
	702,595	945,721

Current	658,795	886,126
Non-current	43,800	59,595

(a)	The Group has irrevocably elected to classify loans originated until June 30, 2021 at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III. The Company changed its business model, and therefore, loans originated since July 1, 2021 are valued at amortized cost.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Income taxes

Income taxes are comprised of taxation over operations in Brazil and abroad, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

8.1. Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates of 34% for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
Profit (loss) before income taxes	(289,847)	210,006
Brazilian statutory rate	34%	34%
Tax benefit/(expense) at the statutory rate	98,548	(71,402)

Additions (exclusions):
Mark-to-market on equity securities designated at FVPL	(109,819)	—
Gain (loss) from entities not subject to the payment of income taxes	2,129	28,462
Other permanent differences	(2,028)	1,773
Different tax rates for companies abroad	2,131	317
Equity pickup on associates	(230)	(1,226)
Unrecorded deferred taxes	(14,377)	(15,110)
Use of tax losses previously unrecorded	—	12
R&D Tax Benefits	—	4,722
Other tax incentives	455	761
Total income tax and social contribution benefit/(expense)	(23,191)	(51,691)
Effective tax rate	(8)%	25%

Current income tax and social contribution	(67,810)	(62,749)
Deferred income tax and social contribution	44,619	11,058
Total income tax and social contribution benefit/(expense)	(23,191)	(51,691)

8.2. Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

As of December 31, 2021 (Recasted)	(48,034)
Amounts recognized in other comprehensive income:
Assets at FVOCI	15,487
Amounts recognized in profit or loss:
Losses available for offsetting against future taxable income	(230)
Deferred tax on other temporary differences	55,209
Tax deductible goodwill	(10,883)
Share-based compensation	7,024
Assets at FVPL	(4,140)
Technological innovation benefit	2,242
Temporary differences under FIDC	(9,872)
Amortization of assets arising from business combinations	5,269
As of March 31, 2022	12,072

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

8.3. Deferred income taxes by nature

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the tax losses can only be used to offset up to 30% of taxable profit for the period.

	March 31, 2022	December 31, 2021 (Recasted)
Deferred tax recognized against other comprehensive income:
Assets at FVOCI	142,822	127,335
Deferred tax recognized against profit or loss:
Losses available for offsetting against future taxable income	317,495	317,725
Deferred tax on other temporary differences	162,573	107,364
Tax deductible goodwill	100,415	111,298
Share-based compensation	48,174	41,150
Assets at FVPL	(8,723)	(4,583)
Technological innovation benefit	(16,251)	(18,493)
Temporary differences under FIDC	(79,428)	(69,556)
Deferred income taxes arising from business combinations	(655,005)	(660,274)
Deferred tax, net	12,072	(48,034)

8.4. Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 117,868 (December 31, 2021 – R$ 104,920) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and currently there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Property and equipment

9.1. Changes in Property and equipment

	Balance at 12/31/2021	Additions	Disposals (a)	Effects of hyperinflation (IAS 29)	Business combination	Balance at 03/31/2022
Cost
Pin Pads & POS	1,498,271	207,969	(2,460)	—	—	1,703,780
IT equipment	246,543	1,887	(1,466)	—	1,144	248,108
Facilities	90,186	3,176	(1,983)	—	—	91,379
Machinery and equipment	25,776	779	(495)	—	24	26,084
Furniture and fixtures	24,754	478	(772)	(116)	117	24,461
Vehicles and airplane	43,586	164	(16,548)	—	—	27,202
Construction in progress	14,078	2,102	(509)	—	—	15,671
Right-of-use assets - equipment	4,629	304	(117)	—	—	4,816
Right-of-use assets - vehicles	31,547	2,837	(848)	—	—	33,536
Right-of-use assets - offices	238,329	6,726	(18,951)	—	—	226,104
	2,217,699	226,422	(44,149)	(116)	1,285	2,401,141
Depreciation
Pin Pads & POS	(438,346)	(83,303)	84	—	—	(521,565)
IT equipment	(95,553)	(14,743)	1,690	—	—	(108,606)
Facilities	(25,066)	(3,408)	29	—	—	(28,445)
Machinery and equipment	(17,861)	(1,592)	1,278	—	—	(18,175)
Furniture and fixtures	(5,516)	(609)	94	—	—	(6,031)
Vehicles and airplane	(2,498)	(1,187)	3,026	—	—	(659)
Right-of-use assets - equipment	(505)	(8)	68	—	—	(445)
Right-of-use assets - Vehicles	(14,187)	(2,811)	774	—	—	(16,224)
Right-of-use assets - Offices	(48,647)	(10,635)	121	—	—	(59,161)
	(648,179)	(118,296)	7,164	—	—	(759,311)

Property and equipment, net	1,569,520	108,126	(36,985)	(116)	1,285	1,641,830

(a) Includes Pin Pad & POS derecognized for not being used by customers after a period of time.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

9.2. Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31,
	2022	2021

Cost of services	123,569	52,304
General and administrative expenses	48,943	20,593
Selling expenses	12,049	11,545
Other income (expenses), net	301	—
Depreciation and Amortization charges	184,862	84,442
Depreciation charge	118,296	59,334
Amortization charge (Notes 13 and 24)	66,566	25,108
Depreciation and Amortization charges	184,862	84,442

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Intangible assets

10.1.	Changes in Intangible assets

	Balance at 12/31/2021 (Recasted)	Additions	Disposals	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 03/31/2022
Cost
Goodwill - acquisition of subsidiaries	5,571,508	7,836	—	—	(9,109)	204,067	5,774,302
Customer relationship	1,636,489	371	—	—	(432)	—	1,636,428
Trademarks and patents	266,986	4,375	—	(59)	—	—	271,302
Software	973,338	44,642	(370)	—	(7,990)	8,114	1,017,734
Licenses for use	36,685	2,434	(4)	(72)	—	—	39,043
Operating license	6,769	—	—	—	(825)	—	5,944
Software in progress	31,390	4,905	—	—	—	—	36,295
Right-of-use assets - Software	72,463	—	—	—	—	—	72,463
	8,595,628	64,563	(374)	(131)	(18,356)	212,181	8,853,511
Amortization
Customer relationship	(103,553)	(11,354)	—	—	130	—	(114,777)
Trademarks and patents	(10,543)	—	—	—	—	—	(10,543)
Software	(166,733)	(46,357)	16	—	992	—	(212,082)
Licenses for use	(11,371)	(975)	—	—	539	—	(11,807)
Operating license	(5,512)	—	—	—	—	—	(5,512)
Right-of-use assets - Software	(44,454)	(7,880)	—	—	—	—	(52,334)
	(342,166)	(66,566)	16	—	1,661	—	(407,055)

Intangible assets, net	8,253,462	(2,003)	(358)	(131)	(16,695)	212,181	8,446,456

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

12.	Loans and financing and Obligations to FIDC quota holders

	Balance at 12/31/2021	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 03/31/2022

Obligations to FIDC AR quota holders (Note 12.1.1)	2,206,043	—	—	(367,691)	—	—	57,777	1,896,129
Obligations to FIDC TAPSO quota holders (Note 12.1.2)	21,131	—	—	(1,515)	—	—	591	20,207
Leases (Note 12.1.3)	273,455	9,867	(21,453)	(26,084)	—	72	4,156	240,013
Bonds (Note 12.1.4)	2,764,610	—	—	—	—	(423,918)	26,438	2,367,130
Bank borrowings (Note 12.1.5)	2,697,641	1,499,993	—	(1,612,079)	4,464	—	69,595	2,659,614
Debentures (Note 12.1.6)	399,509	—	—	(9,793)	—	—	10,072	399,788
	8,362,389	1,509,860	(21,453)	(2,017,162)	4,464	(423,846)	168,629	7,582,881

Current	3,873,561							4,438,895
Non-current	4,488,828							3,143,986

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

12.1.	Description of loans and financing and obligations to FIDC quota holders

In the ordinary course of the business, the company funds its prepayment business through a mix of own cash, debt and receivables sales.

12.1.1.	Obligations to FIDC AR quota holders

Payments mainly refer to the amortization of the principal and the payment of interest of the first series of FIDC AR III.

12.1.2.	Obligations to FIDC TAPSO quota holders

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year.

12.1.3.	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

12.1.4.	Bonds

In June 2021, the Group issued its inaugural dollar bonds, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).

12.1.5.	Bank borrowings

During the first quarter of 2022 the Group issued CCBs (bilateral unsecured term loans), with multiple counterparts and maturities ranging from short (less than 12 months) to long term (above 12 months). The principal and the interests of this type of loan are mainly paid at maturity, which is between one to eighteen months counting from their issuance date. The proceeds of these loans were used mainly for the prepayment of receivables.

12.1.6.	Debentures

On June 12, 2019 Stone Pagamentos approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures are secured by Stone Pagamentos’ accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

The Group is compliant with all borrowing limits or covenants (where applicable) on any of its borrowing facilities.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

13.1.	Transactions with related parties

The following transactions were carried out with related parties:

	Three months ended March 31,
	2022	2021
Sales of services
Associates (legal and administrative services) (a)	7	7
	7	7
Purchases of goods and services
Associates (transaction services) (b)	(681)	(608)
	(681)	(608)

(a)	Related to services provided to VHSYS and Delivery Much.

(b)	Related mainly to expenses paid to Trinks, VHSYS and MAV Participações for consulting services, marketing expenses and sales commissions and software license to new customers acquisition.

13.2.	Balance at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2022	December 31, 2021

Loans to management personnel	4,782	4,663
Convertible loans	90	57
Receivables from related parties	4,872	4,720

As of March 31, 2022, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Provision for contingencies

The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

14.1.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total
Balance as of December 31, 2021	15,610	16,383	149,856	181,849
Additions	3,400	876	148	4,424
Reversals	(5,500)	(1,874)	—	(7,374)
Interests	407	191	3,343	3,941
Payments	(1,846)	(78)	—	(1,924)
Business combination	—	2	—	2
Balance as of March 31, 2022	12,071	15,500	153,347	180,918

14.2.	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision was recognized:

	March 31, 2022	December 31, 2021
Civil	122,193	130,908
Labor	88,457	62,299
Tax	30,943	30,324
Total	241,593	223,531

The nature of the civil, labor and tax litigations is summarized as follows:

•	The Group is part of two lawsuits filed by a financial institution against merchants accredited to Stone. In the lawsuits, Stone was requested to abstain from prepaying receivables related to any credits from the accredited merchants, originating from credit and debit cards, in addition to having been requested that the amounts arising from the transactions be paid at the bank's domicile of the financial institution claiming the action. Due to the lack of effective involvement of the company in the merits of the case, the provision is for possible loss in the total amount of R$ 11,987 as of March 31, 2022 (R$ 12,579 as of December 31, 2021).

•	The Group is party to a collection lawsuits filed by a commercial partner, conducted part of the accreditation process, with exclusivity in an specific region of Brazil, to the MNLT and Stone system. This partnership has been terminated by the Group. The amount has been considered a possible loss of R$ 9,963 (R$ 9,728 as of December 31, 2021).

•	The Group is also a party to a lawsuit filed by a financial institution victim of fraud. It requests the retention and repatriation of amounts possibly spuriously transacted through the Company's payment systems. The amount considered as a possible loss is R$ 6,400 as of March 31, 2022 (R$ 6,249 as of December 31, 2021).

•	The Group is party to lawsuits connected with its operation. The demands are related to (i) risk analysis and retention of receivables, (ii) risk analysis related to the payment account operation, (iii) credit concession operation by SCD, (iv) disputed transactions through credit card (Chargebacks). The total amount involved in those lawsuits and considered as a possible loss is R$ 51,660 as of March 31, 2022 (R$ 35,088 as of December 31, 2021).

•	In the labor courts, the Group can be sued in two cases: (i) actions by former employees and (ii) actions by former employees of outsourced companies, contracted by Stone. In these lawsuits, we have two recurring requests: placement in a different job category and payment of overtime. The total amount involved in those lawsuits and considered as a possible loss is R$ 32,896 for which the risk of loss is possible as of March 31, 2022 (R$ 23,756 as of December 31, 2021). There are no individual representative case.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

•	As of March 31, 2022, the Company's dispute with a market participant for the registration of receivables regarding amounts collected, but deemed undue by the Group, is considered a possible risk. The amounts considered by the Company are (i) R$ 13,369, as a possible loss, (R$ 27,203 as of December 31, 2021) and (ii) R$17,333, as a possible contingent asset, which was paid by the Company through a provisional decision (nil as of December 31, 2021).

•	Action for annulment of tax debits regarding the tax assessment assessed by the State Treasury Attorney's office on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of March 31, 2022, the updated amount recorded as probable loss is R$ 22,515 (R$ 21,934 as of December 31, 2021), and the amount of R$ 27,878 (R$ 27,376 as of December 31, 2021) is considered as a possible loss (contingency arising from Linx´s acquisition).

15.	Equity

15.1.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

15.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the three months ended March 31, 2022:

	Number of shares
	Class A	Class B	Total
As of December 31, 2021	266,490,063	46,041,185	312,531,248

Conversions	14,400,000	(14,400,000)	—

As of March 31, 2022	280,890,063	31,641,185	312,531,248

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

15.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

As of March 2022, the Company holds 648,563 (December 2021 - 3,599,848) class A common shares in treasury. The reduction in treasury shares mainly refers to: (a) the acquisition of Reclame Aqui, in which the company transferred, in February 2022, 1.977.391 class A common shares, previously held in treasury, to the selling shareholders and, and (b) to the sale of 974,718 class A common shares shortly after being contributed by the Company as capital increase in Reclame Aqui.

16.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31,
	2022	2021

Net income (loss) attributable to Owners of the Parent	(313,224)	158,336
Numerator of basic and diluted EPS	(313,224)	158,336

The following table contains the earnings per share of the Group for the three months ended March 31, 2022 and 2021 (in thousands except share and per share amounts):

	Three months ended March 31,
	2022	2021

Numerator of basic EPS	(313,224)	158,336

Weighted average number of outstanding shares	310,309,051	309,624,045
Denominator of basic EPS	310,309,051	309,624,045

Basic earnings (loss) per share - R$	(1.01)	0.51

Numerator of diluted EPS	(313,224)	158,336

Share-based payments	—	5,160,955
Weighted average number of outstanding shares	310,309,051	309,624,045
Denominator of diluted EPS	310,309,051	314,785,000

Diluted earnings (loss) per share - R$	(1.01)	0.50

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Total revenue and income

	Three months ended March 31,
	2022	2021
Timing of revenue recognition

Net revenue from transaction activities and other services	554,920	318,285
Recognized at a point in time	554,920	318,285

Net revenue from subscription services and equipment rental	432,151	139,949
Financial income	949,750	368,791
Other financial income	133,438	40,642
Recognized over time	1,515,339	549,382

Total revenue and income	2,070,259	867,667

18.	Expenses by nature

	Three months ended March 31,
	2022	2021

Personnel expenses	555,401	235,113
Financial expenses (a)	708,247	92,496
Mark-to-market on equity securities designated at FVPL (Note 5 (b))	322,996	—
Transaction and client services costs (b)	304,516	108,516
Depreciation and amortization (Note 9.2)	184,862	84,442
Marketing expenses and sales commissions (c)	179,217	61,450
Third parties services	66,217	33,268
Other	37,973	38,769
Total expenses	2,359,429	654,054

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in personnel expenses.

19.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives.

The total expense, including taxes and social charges, recognized for the programs for the three months ended March 31, 2022 was R$ 27,266 (2021 - R$ 20,778). The Group recorded in capital reserve the amount of R$ 37,850 (2021 - R$ 22,134) related to share-based payments.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Restricted share units and Stock Options

The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four-, five-, seven- and ten-year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In February and March 2022, the Company has granted 85,243 and 107,487 RSUs with a fair value of R$ 84.95 and R$ 53.35, respectively, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. In the first quarter of 2022 the Group also cancelled 126,079 RSUs.

As of March 31, 2022, there were RSUs outstanding with respect to 6,651,799 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92).

Performance share units

The Group granted awards as Performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) or a determined market value in a given period and continue to provide services over a specified period. The PSUs granted will not result in delivering shares to beneficiaries and will expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense will be recognized over the vesting period. The performance condition is considered in estimating the grant-date fair value.

In March 2022, the Company granted 24,373 new PSUs with a grant-date fair value of R$ 3.47. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grant of March 2022, the main two inputs to the model were: Risk–free interest rate of 2.18% according to 3-month Libor forward curve for a 2 years period and annual volatility of 76.7%, based on the Company’s stock price.

20.	Financial instruments

20.1.	Financial risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team in accordance with policies and approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments, and non-derivative financial instruments, and investment of surplus liquidity.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

The war in Ukraine has intensified global market volatility and supply chain disruptions which started with the COVID-19 pandemic, affecting the global economy specially through rising inflation and interest rates, which may adversely affect our ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion, and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

20.2.	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

As of March 31, 2022
Short and Long-term investments	—	3,417,615	21,909	3,439,524
Financial assets from banking solution	—	2,498,780	—	2,498,780
Accounts receivable from card issuers	45,742	—	18,366,327	18,412,069
Trade accounts receivable	434,851	267,744	—	702,595
Derivative financial instruments	—	60,835	—	60,835
Receivables from related parties	4,872	—	—	4,872
Other assets	383,599	—	—	383,599
	869,064	6,244,974	18,388,236	25,502,274
As of December 31, 2021
Short-term investments	—	3,209,604	21,909	3,231,513
Financial assets from banking solution	—	2,346,474	—	2,346,474
Accounts receivable from card issuers	132,605	—	19,153,985	19,286,590
Trade accounts receivable	434,481	511,240	—	945,721
Derivative financial instruments	—	219,324	—	219,324
Receivables from related parties	4,720	—	—	4,720
Other assets	474,557	—	—	474,557
	1,046,363	6,286,642	19,175,894	26,508,899

Liabilities as per statement of financial position

	Amortized cost	FVPL	Total

As of March 31, 2022
Deposits from banking customers	2,367,798	—	2,367,798
Accounts payable to clients	14,997,399	—	14,997,399
Trade accounts payable	353,584	—	353,584
Loans and financing	5,666,545	—	5,666,545
Obligations to FIDC quota holders	1,916,336	—	1,916,336
Derivative financial instruments	—	400,697	400,697
Other liabilities	196,204	327,648	523,852
	25,497,866	728,345	26,226,211

As of December 31, 2021
Deposits from banking customers	2,201,861	—	2,201,861
Accounts payable to clients	15,726,502	—	15,726,502
Trade accounts payable	372,547	—	372,547
Loans and financing	6,135,215	—	6,135,215
Obligations to FIDC quota holders	2,227,174	—	2,227,174
Derivative financial instruments	—	23,244	23,244
Other liabilities	162,178	328,456	490,634
	26,825,477	351,700	27,177,177

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

20.3.	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	March 31, 2022			December 31, 2021
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short and Long-term investments (a)	3,439,524	3,439,524	I /II	3,231,513	3,231,513	I /II
Financial assets from banking solution (e)	2,498,780	2,498,780	I	2,346,474	2,346,474	I
Accounts receivable from card issuers (b)	18,412,069	18,410,869	II	19,286,590	19,283,921	II
Trade accounts receivable (c) (d)	702,595	702,595	II / III	945,721	945,721	II / III
Derivative financial instruments (f)	60,835	60,835	II	219,324	219,324	II
Receivables from related parties (c)	4,872	4,872	II	4,720	4,720	II
Other assets (c)	383,599	383,599	II	474,557	474,557	II
	25,502,274	25,501,074		26,508,899	26,506,230

Financial liabilities
Deposits from banking customers (g)	2,367,798	2,367,798	II	2,201,861	2,201,861	II
Accounts payable to clients (i)	14,997,399	14,646,157	II	15,726,502	14,628,794	II
Trade accounts payable (c)	353,584	353,584	II	372,547	372,547	II
Loans and financing (h)	5,666,545	5,650,636	II	6,135,215	6,121,966	II
Obligations to FIDC quota holders (h)	1,916,336	2,089,689	II	2,227,174	2,324,553	II
Derivative financial instruments (f)	400,697	400,697	II	23,244	23,244	II
Other liabilities (c) (j)	523,852	523,852	II/III	490,634	490,634	II/III
	26,226,211	26,032,413		27,177,177	26,163,599

(a)	Short and Long-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(b)	Accounts receivable from card issuers are measured at FVOCI or at amortized cost, depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing each of them. For those assets measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those assets measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(c)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

(d)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 267,744. In the three months ended March 31, 2022, this portfolio registered a loss of R$ 147,312, and total net cashflow effect was an inflow of R$ 253,513. Loans are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

As of December 31, 2021	511,240
Disbursements	—
Collections	(253,513)
Interest income recognized in the stamente of profit or loss as Financial Income	157,329
Fair value recognized in the statement of profit or loss as Financial income	(147,312)
As of March 31, 2022	267,744

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

(e)	Financial assets from banking solutions are measured at fair value. Sovereign bonds are priced using quotation from Anbima public pricing method.

(f)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(g)	Deposits from banking customers are measured at amortized cost considering the immediate liquidity due to costumers’ payment account deposits.

(h)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(i)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

(j)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of March 31, 2022 is R$ 354,944 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

As of December 31, 2021	328,456
Additions	27,296
Remeasurement at fair value recognized in the statement of profit or loss as Other income (expenses), net	3,802
Payments	(9,000)
Interest recognized in the statement of profit or loss as Financial expenses, net	4,390
As of March 31, 2022	354,944

The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

The Group has performed sensitivity analysis considering an increase of 10% and a decrease of 10% in projections of revenue, and number of clients. The result was an increase of contingent consideration in the total amount of R$ 40,447 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$ 58,911 considering decrease in unobservable inputs.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

20.4.	Hedge accounting – bonds

During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 12.1.4), subject to foreign exchange exposure using cross-currency swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of March 31, 2022 – Asset (Liability)	Loss recognized in income in three months ended March 31, 2022 (a)	Loss recognized in OCI in three months ended March 31, 2022 (b)	Fair value as of December 31, 2021 – Asset (Liability)
50,000	248,500	CDI + 2.94%	23-Jun-2021	16-Jun-2028	(31,220)	(47,751)	(9,205)	25,736
50,000	247,000	CDI + 2.90%	24-Jun-2021	16-Jun-2028	(30,716)	(47,679)	(8,851)	25,814
50,000	248,500	CDI + 2.90%	24-Jun-2021	16-Jun-2028	(32,271)	(47,726)	(8,852)	24,307
75,000	375,263	CDI + 2.99%	30-Jun-2021	16-Jun-2028	(51,644)	(71,753)	(13,104)	33,213
50,000	250,700	CDI + 2.99%	30-Jun-2021	16-Jun-2028	(34,973)	(47,852)	(8,737)	21,615
50,000	250,110	CDI + 2.98%	30-Jun-2021	16-Jun-2028	(34,354)	(47,828)	(8,736)	22,209
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	(19,482)	(23,989)	(4,405)	8,912
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	(19,608)	(23,989)	(4,363)	8,744
50,000	259,890	CDI + 2.96%	16-Jul-2021	16-Jun-2028	(44,564)	(48,126)	(8,728)	12,290
25,000	131,025	CDI + 3.00%	06-Aug-2021	16-Jun-2028	(21,772)	(23,024)	(4,402)	5,654
25,000	130,033	CDI + 2.85%	10-Aug-2021	16-Jun-2028	(22,962)	(25,116)	(4,654)	6,808
25,000	130,878	CDI + 2.81%	11-Aug-2021	16-Jun-2028	(22,680)	(24,043)	(4,535)	5,900
				Net amount	(366,246)	(478,876)	(88,572)	201,202

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(b)	Recognized in equity, in “Other comprehensive income”. The balance in the cash flow hedge reserve as of March 31, 2022 is a loss of R$ 142,716.

20.5.	Financial assets from banking solution and deposits from banking customers

Financial assets from banking solution are deposited by the Company in Brazilian Central Bank’s (“BACEN”) custody accounts or in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers, as required for companies under BACEN regulation.

20.6.	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of March 31, 2022, and December 31, 2021, the Group has no financial instruments that meet the conditions for recognition on a net basis.

21.	Other disclosures on cash flows

21.1.	Non-cash operating activities

	March 31, 2022	March 31, 2021
Fair value adjustment to accounts receivable from card issuers	46,415	14,802
Fair value adjustment on equity instruments/listed securities designated at FVOCI	—	242,722
Fair value adjustment on loans designated at FVPL	(147,313)	(227,243)
Mark-to-market on equity securities designated at FVPL	(322,996)	—

21.2.	Non-cash investing activities

	March 31, 2022	March 31, 2021
Property and equipment and intangible assets acquired through lease	9,867	45,889

21.3.	Non-cash financing activities

	March 31, 2022	March 31, 2021
Unpaid consideration for acquisition of non-controlling shares	1,518	2,827
Shares of the Company delivered at Reclame Aqui acquisition (note 22.1.2)	169,864	—

21.4.	Property and equipment, and intangible assets

	March 31, 2022	March 31, 2021
Additions of property and equipment (Note 9)	(226,422)	(242,700)
Additions of right of use (IFRS 16)	9,867	40,263
Payments from previous period	(51,614)	(33,353)
Purchases not paid at period end	45,595	61,389
Prepaid purchases of POS	85,771	(160,030)
Purchases of property and equipment	(136,803)	(334,431)

Additions of intangible assets (Note 10)	(64,563)	(47,753)
Additions of right of use (IFRS 16)	—	5,626
Payments from previous period	(41,898)	—
Purchases not paid at period end	1,001	—
Capitalization of borrowing costs	415	19
Purchases and development of intangible assets	(105,045)	(42,108)

Net book value of disposed assets (Notes 9 and 10)	37,343	11,201
Net book value of disposed Leases	(21,452)	(797)
Loss on disposal of property and equipment and intangible assets	4,485	(10,309)
Proceeds from disposal of property and equipment and intangible assets	20,376	95

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Business combinations

22.1.	Acquisitions in 2022

Reclame Aqui

On February 17, 2022 the Group acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”). Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, who provides customer relationship software and other solutions to help companies better engage and serve their clients.

The Group also has the right to join the Board of Directors of Reclame Aqui with two seats out for four and has a call option to acquire the remaining equity interest in to hold 100% of Reclame Aqui, which can be exercised between January 1, 2027 and June 30, 2027.

22.1.1.	Financial position of the business acquired

The net assets acquired at fair value, and the goodwill amount originated in the transaction (both on the date of the business combination) are presented below.

Fair value	Reclame Aqui (as of Feb 17, 2022) (*)
Cash and cash equivalents	418
Short-term investments	9,024
Trade accounts receivable	7,938
Recoverable taxes	148
Receivables from related parties	62
Property and equipment	1,285
Intangible assets	8,114
Other assets	63,651
Total assets	90,640

Trade accounts payable	17,401
Loans and financing	4,463
Labor and social security liabilities	2,190
Taxes payable	3,364
Other liabilities	3,154
Total liabilities	30,572

Net assets and liabilities	60,068
Consideration paid (Note 22.1.2)	264,135
Goodwill	204,067

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

(*) Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.

22.1.2.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary assessments is presented as follows.

Reclame Aqui
Cash consideration paid to the selling shareholders	42,273
Cash consideration to be paid to the selling shareholders	10,000
Shares of the Company delivered to selling shareholders (a)	113,779
Capital increase in Reclame Aqui (a)	64,013
Non-controlling interest in the acquiree (b)	30,034
Call option in the acquiree (c)	(23,260)
Contingent consideration (d)	27,296
Total	264,135

a)	The Group used Treasury shares to pay some of the selling shareholders. The Group also used Treasury shares for part of Capital increase in Reclame Aqui (see note 15.3).

b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

c)	The option has been measured in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$ 23,260 represents a preliminary estimate on acquisition date. This value is periodically remeasured, which may result in an increase or decrease of the estimate, and as of March 31, 2022 the amount of R$ 31,925 is recorded as mentioned in Note 2.1.

d)	Reclame Aqui contingent consideration will be paid to the selling shareholders in two periods – after the closing of the 2023 (1st period) and 2025 (2nd period) fiscal years. The amount is based on predetermined formulas which consider mainly the net revenue of Reclame Aqui at the end of 2023 and 2025.

Additionally, the Group holds a put option to sell the totality of its shares on Reclame Aqui to VLP Holding Ltd (non-controller shareholder of Reclame Aqui). VPL Holding Ltd also has a put option to sell the totality of its shares on Reclame Aqui to the Group. This option can be exercised by VPL Holding Ltd between July 1, 2027 and July 31, 2027, provided that: (i) the Company decides not to exercise the call option mentioned in the item c) above and (ii) certain metrics based on net revenue of Reclame Aqui are achieved. The Group is in the process os evaluating the recognition and measurement of those options within the measurement period of the business combination.

22.2.	Acquisitions in 2021 – assessments reviewed in 2022

During 2021, the Company realized business combinations with some companies, including VHSYS, SimplesVet and Linx. The acquisitions of these companies were measured in 2021 based on preliminary assessments and included in the December 31, 2021 consolidated financial statements. The assessments of SimplesVet and VHSYS were completed in the first quarter of 2022 while we also reviewed certain items of the Linx assessment’s, whose final allocation we expect to finalize up to July 1, 2022, the end of the measurement period. The effects of the differences between the preliminary assessments (as originally recognized in December 31, 2021) and the final or revised assessments in this quarter, as the case may be, was retrospectively accounted in the consolidated financial statements as of December 31, 2021. Therefore, the December 31, 2021 comparative statement of financial position was revised in these interim condensed consolidated financial statements (see note 1.1).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.1.	Financial position of the business acquired

The net assets acquired, at fair value, and the goodwill amount recognized in the transaction (both on the date of the business combination) considering the preliminary assessments (as originally recognized in December 31, 2021) and the concluded or revised assessments in this quarter, as the case may be, are presented below.

22.2.1.1.	Simplesvet

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on March 31, 2022)
Cash and cash equivalents	11,107	—	11,107
Trade accounts receivable	96	—	96
Recoverable taxes	—	20	20
Property and equipment	179	—	179
Intangible assets - Customer relationship (a)	15,924	(9,098)	6,826
Intangible assets - Software (a)	2,807	12,859	15,666
Other assets	137	(21)	116
Total assets	30,250	3,760	34,010

Trade accounts payable	106	—	106
Labor and social security liabilities	566	—	566
Taxes payable	—	580	580
Deferred tax liabilities	6,369	1,279	7,648
Other liabilities	843	(580)	263
Total liabilities	7,884	1,279	9,163

Net assets and liabilities (b)	22,366	2,481	24,847
Consideration paid (Note 22.2.3.1)	39,583	(2,102)	37,481
Goodwill	17,217	(4,583)	12,634

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Simplesvet. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.1.2.	VHSYS

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on March 31, 2022)
Cash and cash equivalents	13,731	—	13,731
Trade accounts receivable	351	—	351
Recoverable taxes	—	38	38
Property and equipment	2,232	4	2,236
Intangible assets	2,522	(2,522)	—
Intangible assets - Customer relationship (a)	6,134	(5,462)	672
Intangible assets - Software (a)	14,583	8,215	22,798
Intangible assets - Trademarks and patents (a)	—	21,513	21,513
Other assets	109	(60)	49
Total assets	39,662	21,726	61,388

Trade accounts payable	3,515	0	3,515
Loans and financing	1,525	0	1,525
Labor and social security liabilities	2,019	0	2,019
Taxes payable	—	174	174
Provision for contingencies	—	2	2
Deferred tax liabilities	7,044	7,393	14,437
Other liabilities	177	(177)	—
Total liabilities	14,280	7,392	21,672

Net assets and liabilities (b)	25,382	14,334	39,716
Consideration paid (Note 22.2.3.2)	55,411	7,167	62,578
Goodwill	30,029	(7,167)	22,862

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by VHSYS. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.1.3.	Linx

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Reviesed amounts (as presented on March 31, 2022)
Cash and cash equivalents	41,618	—	41,618
Short-term investments	431,444	—	431,444
Accounts receivable from card issuers	349,471	—	349,471
Trade accounts receivable	212,567	—	212,567
Recoverable taxes	43,927	(15,721)	28,206
Prepaid expenses	4,735	—	4,735
Deferred tax assets	47,362	148,737	196,099
Property and equipment	200,420	—	200,420
Intangible assets	56,917	—	56,917
Intangible assets - Customer relationship (a)	1,471,741	1,979	1,473,720
Intangible assets - Software (a)	340,780	—	340,780
Intangible assets - Trademarks and patents (a)	214,578	—	214,578
Other assets	77,367	—	77,367
Total assets	3,492,927	134,995	3,627,922

Accounts payable to clients	332,902	—	332,902
Trade accounts payable	107,205	—	107,205
Loans and financing	346,151	—	346,151
Labor and social security liabilities	85,829	—	85,829
Taxes payable	34,635	—	34,635
Deferred tax liabilities	608,749	2,409	611,158
Provision for contingencies	164,259	—	164,259
Other liabilities	111,233	—	111,233
Total liabilities	1,790,963	2,409	1,793,372

Net assets and liabilities (b)	1,701,964	132,586	1,834,550
Consideration paid (Note 22.2.3.3)	6,737,900	—	6,737,900
Goodwill	5,035,936	(132,586)	4,903,350

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified customer relationship, software, and trademarks and patents as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Linx. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation advanced with the review of certain items and is expected to be completed by July 1, 2022.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.2.	Intangible assets arised from business combination

The assumptions adopted to measure the fair value of intangible assets identified in business combination considering the final or reviewed assessments are described below.

Customer relationship

	SimplesVet	VHSYS	Linx
Amount	6,826	672	1,473,720
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (a)	8 years	3 years and 4 months	31 years and 6 months to 34 years and 6 months
Discount rate (b)	14.0%	13.9%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Final	Final	Preliminary
(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks. In the case of Linx useful life considers the observed behaviour of Linx customers who historically present a very low level of churn. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Software

	SimplesVet	VHSYS	Linx
Amount	15,666	22,798	340,780
Method of evaluation	Replacement cost	Replacement cost	Relief from royalties
Estimated useful life (a)	6 years	6 years	4 years to 10 years
Discount rate (b)	13.6%	13.5%	10.3%
Source of information	Historical data	Historical data	Acquirer’s management internal projections
Assessment status	Final	Final	Preliminary

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Trademark and patents

	VHSYS	Linx
Amount	21,513	214,578
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (a)	Indefinite	Indefinite
Discount rate (b)	13.5%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Final	Preliminary

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

22.2.3.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.

22.2.3.1.	Simplesvet

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on March 31, 2022)
Cash consideration paid to the selling shareholders	15,650	—	15,650
Cash consideration to be paid to the selling shareholders	5,750	—	5,750
Non-controlling interest in the acquiree (a)	11,183	1,241	12,424
Contingent consideration (b)	7,000	(3,343)	3,657
Total	39,583	(2,102)	37,481

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(b)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

22.2.3.2.	VHSYS

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on March 31, 2022)
Cash consideration paid to the selling shareholders	18,656	—	18,656
Previously held equity interest in the acquiree, at fair value (a)	24,064	—	24,064
Non-controlling interest in the acquiree (b)	12,691	7,167	19,858
Total	55,411	7,167	62,578

(a)	Refers to the acquiree’s shares previously acquired from the selling shareholders. As a result of the acquisition of VHSYS in steps, the Group recognized a gain of R$ 12,010 in 2021 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054.

(b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.3.3.	Linx

Preliminary amounts (as presented on December 31, 2021) and revised amounts (as presented on March 31, 2022)
Cash consideration paid to the selling shareholders	4,752,811
Previously held equity interest in the acquiree, at fair value (a)	1,335,603
Shares of the Company issued to selling shareholders	618,514
Contingent consideration (b)	30,972
Total	6,737,900

(a)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders.

(b)	This amount refers to share-based payments that may be paid in the next months.

23.	Segment information

Until the second quarter of 2021, the Group evaluated the business as a single reportable segment. From the third quarter of 2021 onwards, due to the acquisition of Linx, and the complexity of the business, the Company began to have two operating and reportable segments: StoneCo (ex-Linx) and Linx, as the CODM reviewed and monitored operations and evaluated performance considering such separate views. Starting in the first quarter of 2022, in line with the strategy and organizational structure of the Company, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non allocated activities:

•	Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business TAG.

•	Software: Comprised of three main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs and (iii) Financial Services, comprised solely of Linx’s legacy financial services that are being phased-out.

•	Non allocated activities: Comprised of non-strategic businesses that are not allocated in the operating and reportable segments.

The change in segments reflect changes in our internal organization with each of Financial and Software representing strategic business units monitored separately and having a member of the leadership team responsible for such unit.

The Group used and continues to use‘ net income (loss) as the measure reported to the CODM about the performance of each segment.

Adjusted net income (loss) for the period ended March 31, 2022 and 2021 is presented for each of the two reportable segments, namely “Financial Services” and “Software” and for the non-allocated activities with the comparative information for March 31, 2021 being recasted to present the current segments.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Segmented Statement of Profit or Loss

	March 31, 2022
	Financial Services	Software	Non allocated

Total revenue and income	1,721,260	326,617	22,384

Cost of services	(498,956)	(172,537)	(2,875)
Administrative expenses	(131,130)	(74,451)	(9,183)
Selling expenses	(322,960)	(56,560)	(4,222)
Financial expenses, net	(612,472)	(8,561)	(510)
Other income (expenses), net	(9,300)	(1,758)	(1,040)
Total Expenses	(1,574,818)	(313,867)	(17,830)

Loss on investment in associates	—	(440)	(237)
Profit (loss) before income taxes	146,442	12,310	4,317

Income taxes and social contributions	(20,519)	(10,145)	(159)
Adjusted net income (loss) for the period	125,923	2,165	4,158

	March 31, 2021
	Financial Services	Software	Non allocated

Total revenue and income	828,399	30,941	8,327

Cost of services	(224,875)	(12,277)	(2,518)
Administrative expenses	(89,801)	(14,874)	(3,674)
Selling expenses	(159,673)	(1,233)	(1,859)
Financial expenses, net	(88,819)	(180)	681
Other income (expenses), net	(14,553)	(1,793)	(1,021)
Total Expenses	(577,721)	(30,357)	(8,391)

Loss on investment in associates	(456)	10	(3,161)
Profit (loss) before income taxes	250,222	594	(3,225)

Income taxes and social contributions	(58,865)	(1,295)	(16)
Adjusted net income (loss) for the period	191,357	(701)	(3,241)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Reconciliation of segment adjusted net income (loss) for the period with net income (loss) in the consolidated financial statements

	March 31, 2022	March 31, 2021

Adjusted net income – Financial Services	125,922	191,357
Adjusted loss – Software	2,165	(701)
Adjusted net income (loss) – Non allocated	4,158	(3,241)
Segment adjusted net income	132,245	187,415

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market and cost of funds related to the investment in Banco Inter	(403,555)	—
Amortization of fair value adjustment (a)	(24,908)	(6,914)
Share-based compensation expenses (b)	(13,685)	(20,667)
Other expenses (c)	(10,766)	(10,005)
Tax effect on adjustments	7,631	8,486
Consolidated net income (loss)	(313,038)	158,315

(a)	On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.

(b)	Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(c)	Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, Linx’s organizational restructuring and restructuring of debt instruments.

24.	Subsequent events

24.1.	Gyra+ acquisition

On April 18, 2022, the Group acquired 13.04% equity interest in each of the companies (both denominated as “Gyra+”), on a fully diluted basis: Gyramais Tecnologia S.A, by conversion of a loan in the amount of R$ 3,400 and a capital increase of R$ 11,515, totaling a consideration paid of R$ 14,915; and Gyramais Securitizadora S.A. through a capital increase in the amount of R$ 85. The transaction was formalized through an Investment Agreement with the shareholders of the companies.

Founded in 2017, Gyra+ is a fintech that offers a credit line for micro (including MEI) small and medium entrepreneurs. The credit line is short-term and allows companies to finance the day-to-day operation of their businesses, with the objective of providing liquidity for purchasing inventory, hiring employees and expanding operations. Additionally, the Company's technological platform allows the credit request to be entirely online and more agile. The Group is still evaluating the information in the contracts to define the appropriate accounting treatment for the acquisition.

24.2.	RH Software acquisition

On May 02, 2022, the Group acquired a 20% equity interest in RH Software S.A. (“RH Software”), a private company based in the State of São Paulo, Brazil, for R$ 2,320 through a loan agreement conversion. RH Software develops software directed to dental clinics, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional equity interest in the period from 2 to 3 years counted from the date of closing of the agreement, which will allow the Group to acquire an additional 30% equity interest in RH Software.

24.3.	Disposal of equity securities

On May 26, 2022 the Company agreed to sell 21.5% of our Banco Inter´s shares by approximately R$ 178 million. After the liquidation, our residual interest will be 3.92%."